Exhibit 12a

UniSource Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	12 Months Ended
	Dec 31, 2011	Dec. 31, 2010*	Dec. 31, 2009*	Dec. 31, 2008*	Dec. 31, 2007*	Dec. 31, 2006*
	- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$73,217	$65,020	$58,134	$70,227	$73,095	$75,039
Other Interest (1)	2,535	1,651	3,468	1,837	5,480	7,922
Interest on Capital Lease Obligations	44,874	52,540	53,682	57,272	64,499	72,586
Estimated Interest Portion of Rental Expense	926	240	345	188	258	326

Total Fixed Charges	$121,552	$119,451	$115,629	$129,524	$143,332	$155,873

Net Income	$109,975	$112,984	$105,901	$16,955	$60,712	$68,524

Add:
Discontinued Operations Loss-Net of Tax	—	—	—	—	—	1,796

Net Income from Continuing Operations	109,975	112,984	105,901	16,955	60,712	70,320

Add (Deduct):
(Income) Losses from Equity Investees	—	5,570	1,834	713	340	(210)
Income Taxes	66,951	76,921	63,232	18,747	40,274	42,143
Total Fixed Charges	121,552	119,451	115,629	129,524	143,332	155,873

Total Earnings before Taxes and Fixed Charges	$298,478	$314,926	$286,596	$165,939	$244,658	$268,126

Ratio of Earnings to Fixed Charges	2.456	2.636	2.479	1.281	1.707	1.720

* As revised. See Note 1 to the financial statements for more information.

(1) Excludes recognition of Allowance for Borrowed Funds Used During Construction.